INVEST IN **ITRACHEALTH**

eNURSE, the smart personal health assistant for at risk patients living at home



itrachealth.com Miami FL

LEAD INVESTOR

Stephen Wasserman

itracHealth has developed a product offering addressing the needs of the market (both users and physicians) at a price point that should provide excellent returns for the Company, customers and Medicare. The market is well defined, sizeable and reachable. Management has proven experience with medical devices, grown companies significantly and delivered outstanding returns to shareholders. Lastly, the product, eNurse, is ready for submission to the FDA for approval.

Invested $5,000 this round & $5,000 previously

Highlights

1. eNURSE can revolutionize chronic care at home assisting patients, caregivers & medical professionals
2. A fully integrated product platform ready to initiate FDA clearance process and commercialization
3. Founders- serial entrepreneurs that increased the market cap of prior venture from $35MM to $400MM
4. A team with a track record of successful commercial execution in the medical devices business.
5. A B2B2C product launch plan - initial target: group practices. Established Medicare reimbursements
6. Subscription based model with multiple revenue streams & gross margins over 70% (not guaranteed)
7. Founders and friends have invested their own money to fund the company thus far.
8. Patented technology - eNURSE Plus has several US and International patents issued.

Our Team



Cesar Garcia CEO & Founder

With breakthrough technology and excellent execution turned around IRIS Int'l: from near-bankruptcy to global leader in diagnostics urinalysis. Grew revenue to $130MM from $26MM . Market cap.+12X. Sold sold this public company for $400MM, 77% premium.

Based on our personal experience assisting my mother-in-law remotely, my wife and I realized that there are four major problems that have not been effectively addressed by today's technological solutions to make a major impact in patient outcomes, cost and patient satisfaction: 1. the lack of technology-based, highly integrated solutions to assist self-managed patients living at home with their complex chronic care protocols. 2. The need for a single-point solution that can concurrently support the three principal actors in chronic care management at home: patient, physician and caregiver. 3. Medication management requires much more than pill dispensing because at-risk and frail patients frequently require medication changes or a variable medication regimen. Medication management is the biggest challenge at home, but all home healthcare protocols are important. The eNURSE Smart Medication Modules resolves this, 4. Physicians are extremely busy and need reliable, real time contextual information (not raw data) to personalize care and coordinate chronic care services.



Tom Warekois VP Commercial Operations

I've focused my career building commercial teams delivering marketing, sales, and support for new concept products, globally . As President Iris Diagnostics, managed division's revenues from $50MM to $120MM supporting company sale to Danaher for ~$400MM.



Cesar Garcia CEO & Founder

Pitch


Chronic care at Home is complex...for the three actors
Patient
Overloaded with the many protocols required by their complex home healthcare regimen.
Frail
(16%)
At-Risk
(34%)
Robust
(50%)
2022 US Seniors (56 MM)

Physician
Suffering burnout and lacking real-time home health data to optimize care.

Caregiver
Sandwiched between the patient they care for and their own family needs.

1

Chronic care management at home is complex and burdensome, and affects three principals users: patients, their medical professionals and caregivers.


The Problem
30% of older Americans living at home must adhere to complex home health protocols*:
Receive care from at least 5 doctors and 3 pharmacies
Manage 7 different prescribed medications,
Take 11 prescribed doses per day,
Receive 45 prescription refills annually,
53% of those not taking medications as prescribed do not tell their healthcare provider,
Attend at least 9 in-person, scheduled medical & labs visits per year,
Require 3 daily vital signs checkups,
1:7 suffer from depression!
Help is on the Way!
* Sources: US News and World Report Nov 2, 2021, KFF Data Note Aug 9, 2021
©2023 Proprietary and Confidential. All Rights Reserved.
2

Market research indicates that effective chronic care management at home requires much more than dispensing pills or checking vital signs, only. It requires addressing the aggregate effect of most home healthcare protocols, social determinants of health and other indicators of patient health status, because they significantly affect the patient's ability to comply with their daily health regimen.


eNURSE assists all three actors!
Patient
eNURSE emulates a nurse assisting patients with automated medication management and remote patient monitoring, and performing assessments about their physiological status, psychological condition and quality of life indicators. It automatically gathers and communicates all patient-generated healthcare information on a real-time basis.
eNURSE
Physician
eNURSE provides real-time, trended home health information, enhances patient-physician communication and collects time spent so physicians can bill for their remote chronic care efforts.
Caregiver
eNURSE reduces caregiver fatigue and creates a virtual care loop connecting the care continuum.
3

Our "electronic nurse" assists patients, caregivers and medical professionals addressing the aggregate effect of many home healthcare challenges and enabling proactive and personalized care. Busy physicians value home health information-not raw data.

Scalable, Holistic Solution for Chronic Care Management Across the Continuum of Care


Remote Patient Monitoring
Emergency Response
Two Medication Management Solutions
itracHEALTH Gateway
eNURSE
eNURSE PLUS
Continuum Care Apps
Telehealth
Advanced Scheduling Tools
Comprehensive Assessments & Home Health Records*
Primary Care Report enables...
- Data-driven telehealth interventions
- Reimbursable RPM/ RCC Strategies
- Interface to provider's EMR
Socialization
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©2023 Proprietary and Confidential. All Rights Reserved.
itracHEALTH

Our systems are anchored in medication management (a patient's biggest challenge), but itracHEALTH provides comprehensive functionality to support most healthcare protocols of at-risk and frail patients living at home.


A Unique Patient-Centric Intelligent Framework
Wireless Patient Monitors & Sensors
eNURSE
Prescription AI
Analytics & AI
itracHEALTH Gateway
HIPAA
Patient Portal
eNURSE PLUS
itracHEALTH INSITE Primary Care Portal
eSSIST Caregiver Assistive App
Design to synergistically support the main actors: Patient - Caregiver - Medical Professional

eNURSE AI capabilities make most technical complexities invisible to the users. We use proprietary and cybersecure communication protocols to achieve high reliability, ease of use and privacy.


First Release
A 24 x 7 ELECTRONIC NURSE
A portable system supporting at-risk patients with their complex in home health protocols.
eNURSE
Award Winning Technology
INTERNATIONAL DESIGN EXCELLENCE AWARDS
2023 Finalist
ARDUINO WEEK 2022
Featured Implementation

The eNURSE emulates a real nurse at home and away from home, 24x7. It's a One Stop Solution for Chronic Care at Home. Automation and real-time patient generated home health information add new dimensions to home healthcare providing reliable daily health data instead of the traditional spot check at a doctor's office.

The eNURSE is a finalist for the prestigious 2023 International Design Excellence Award (IDEA) in the Medical & Health category, and has been invited by the Industrial Designers Society of America to participate in the final competition in June 2023.

One Comprehensive Product - Two Medication Management Options:

Managing the aggregate challenges of complex healthcare protocols at home.

Chronic Care Functionality	eNURSE At-Risk Patient	eNURSE Plus Frail Patient
Automated Medication Management	◐	●
Remote Dose Changes	◕	●
Flexibility of Standard Pill Vials	●	●
Overdose Protection	◔	●
High Medication Capacity	30 days/ 12 meds	90 days / 12 meds
Drug to Drug Interaction Verifications	●	●
Side Effects Asssesment	●	●
Mood Assessment	●	●
Pain Mapping	●	●
Isolation Reduction	◕	◐
Computer Guided, Wireless Vital Signs	●	●
One-button telehealth	●	●
Appointments & Transportation Scheduling	●	●
INSITE Primary Care Portal	●	●
Intervention Alarm Triggers	●	●
HIPPA Compliant	●	●
In-Home Patient Status Report	●	●
eSSIST Caregiver Smart App	●	●
Cybersecured	●	●
Transportable	●	◔
FDA Cleared	●	●

Both products provide the same holistic functionality, but the eNURSE PLUS has the higher level of automation, safety and security needed by frail patients.

Competitive Landscape

Lacking Comprehensive Multi-Function Platform Capabilities with Seamless Workflow Integration

Chronic Care Functionality	eNURSE PLUS	eNURSE	ATHELAS	LIVI	HERO	MEDA CUBE	VIVIFY	AmWELL	RESIDIO	CARE INNOV.	MEDEK
Automated Medication Management	●	◕	◔	◔	◔	◐					
Remote Dose Changes / Execution	●	●	◐			◔					
Flexibility of Standard Pill Vials	●	◕	◔	◐	◕	●					
Pain & Side Effects Management	●	●									
Isolation Reduction	●	◐									
Computer-guided, Wireless Vital Signs Testing	●	●	◐				◐	◐	◐	◐	◐
One-button Telehealth	●	●					◕	◐	◕	◐	◐
Cybersecured	●	◕	◐	◐	◔	◕	●	◐	◕	◕	◐
Comprehensive Communications	●	●	◐	◔	◔	◐	◕	◐	◔	◔	◔
In-Home Patient Status Report	●	●	◐	◔	◔		◐	◐	◔	◔	◐
Primary Care Web Portal	●	●	◐				◕	◐	◕	◕	◕
Intervention Alarm Triggers (Ai)	●	●					◕	◔	◔	◔	◔
FDA Cleared	○	○									
	Multi-Function Hub			Automated Pill Dispenser			RPM Consolidator				

To our knowledge, there is no system in the market or in development with the comprehensive capabilities and ease of use of our eNURSE platform. There are many remote patient monitoring integrators, but remote patient monitoring-only solutions are not perceived to provide an immediate personal benefit, by the patient-user.



Favorable Trends in Chronic Care Management
Patients prefer hybrid-care (remote care + fewer in-person visits)
Convenience, reduced exposure to contagion
COVID accelerated adoption of technology at home
Manpower Shortages / Higher Salaries
Provider burnout
High percentage of physicians and nurses are retiring or shifting careers
Providers Consolidation
75% of physicians are employed by an institution or group practice
Medicare reimbursement shifts to promote / compensate remote care models
Remote Patient Monitoring (RPM) - 2020
Remote Chronic Care Management (RCC) - 2021
Remote Therapeutic Monitoring (RTM) - 2022
Recent reductions on fee-per-service to physicians
Emergence of hospital-at-home market
Medicare mandates to improve chronic care documentation & HIPAA Compliance
Upcoming elimination of "pandemic waivers"
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©2023 Proprietary and Confidential. All Rights Reserved.
itracHEALTH

The healthcare market trends, and consumer preferences are in our favor. The home has become an extension of the hospital, but little has been done to assist patients with the increasing complexity of their home healthcare regimen.



itracHEALTH B2B2C Channel Strategy
Subscription Sales through Four Institutional Channels
ItracHEALTH B2B2C Sales Team
Home Care Agency
Agency Ownership (efficacy / accuracy)
DTC Agency Lead
IDN / IHN PARTNER
INSURER
PCP Group Practice
Primary Care Physician
Medicare Advantage (Cost Avoidance)
Caregiver
Patient
Responsible Party
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©2023 Proprietary and Confidential. All Rights Reserved.
itracHEALTH

Our product addresses the needs of many market segments and geographies, some of which are not included in our financial projections. These additional market opportunities could result in incremental revenue and profits, beyond our initial market projections. Partnerships will be pursued to benefit from distribution synergies and access.



itracHEALTH enables profitable MEDICARE Remote Care Initiatives
Initial Market: Payer Type 1: Primary Care Group Practices
Physician Group Practice Implements a Hybrid Healthcare Program (Remote Monitoring + In-Person)
19% of PCP Group practices focused on seniors: Florida 2289, California: 2265, New York 1761
Physician places eNURSE in homes of qualified RPM / RCC patients
eNURSE
- Increased HEDIS Scores
- Differentiated Services
- Improved Patient QoL


EX: CPT Codes 99453 ($19), 99454($62), 99457($52), 99458 ($42), 99447($36), 99448($54), 99449($73)
RPM /RCC / RTM Reimbursement $100 - $200 per mo. / Medicare patient
Annual Incremental Profit of ~$40K per physician (RPM Only)
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itracHEALTH

A recurring revenue model with multiple revenue streams – RPM (remote patient monitoring, RTM (remote therapeutic monitoring), and RCC (remote chronic care monitoring).

Forward-looking projections are not guaranteed.


B2B2C Subscription Based Model
Initial Market: Remote primary care through institutional partners.
itracHEALTH
• Provides eNURSE, wireless monitors & related connected apps & ongoing tech support to all parties involved.
• itracHEALTH collects & provides real-time data, and billable time for reimbursement claims via primary care web-portal.
• ROI: itracHEALTH receives from PCGP the Medicare reimbursement fee for remote patient monitoring equipment ($62 per month)
Medicare Direct Provider
• Primary care group practice implements MEDICARE reimbursable remote care strategy using eNURSE.
• Group practice pays itracHEALTH the Medicare equipment reimbursement.
• ROI: Incremental physician revenue per patient per month averaging $164.
Medicare Advantage Insurer
• "Capitated" PCGP implements a reimbursable remote care strategy sponsored by insurer.
• nsurer pays a per-patient-per-month fee to itracHEALTH.
• ROI: Avoidance of $20K per hospitalization and $3K per emergency room visit.
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itracHEALTH

The deployment of eNURSE should increase the physician's office operational efficiencies, profits and reputation. A successful implementation of an RPM strategy is projected to produce $40K of incremental profit per physician.

Forward-looking projections are not guaranteed.


Staged Launch Plan - 3 Initial Hubs
Enterprise-level sales focus through direct sales organization
eNURSE Pilot
Florida Hub
California & New York Hubs
US Expansion
Pre-FDA clearance pilot in Florida
Florida Launch 1.4 Million At-Risk Patients
Increase to 4.2 Million At Risk Patients
(TAM: ~19 Million Patients)
Expected life cycle revenue per eNURSE: $2600 @ 72% Lifetime Gross Margin
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itracHEALTH

A staged launch plan in line with funding, profitability targets and scalability considerations. The business model is scalable to other market segments and geographies with incremental funding. International sales are not included.

Forward-looking projections are not guaranteed.



SAFE Term & Use of Proceeds
Target Raise : $1.2 Million
- 20% Discount & $15 MM Valuation Cap
• ~$4.5 MM invested developing all the required applications and integrations,
• Product essentially complete, entering FDA 510(k) application and clerance stage,
• $1.1 MM net proceeds to be used as bridge financing through FDA clearance and early commercialization stage, pre-Series A round.
Marketing 16%
Fundraising 11%
G & A 9%
Regulatory 25%
R & D 21%
Manufacturing 18%
14
©2023 Proprietary and Confidential. All Rights Reserved.

Use of Proceeds. eNURSE is essentially complete. Proceeds from this fundraiser will be used for FDA clearance and initial commercial activities



3 Regional Hubs Only
2023-24
FLORIDA ONLY (1.4 MM TAM)
2025-28
ADD NEW YORK & CALIFORNIA (4.2MM TAM)
Financial Projections - eNURSE Only
$M
$150.0
$125.0
$100.0
$75.0
$50.0
$25.0
$0.0
70%
60%
50%
40%
30%
20%
10%
$0.4
-$1.0
$5.3
-$0.8
$15.7
$2.5
$43.6
$8.1
$78.4
$19.1
$111.3
$29.4
2023
2024
2025
2026
2027
2028
Revenue
EBIT
Gross Margin
15
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A three-state hubs launch plan benefiting from the compounding effect of the subscription revenue, net of churn rates.

Forward-looking projections are not guaranteed. Contingent on funding.



Funding Plan & Deliverables
FDA Clearance & FL Launch
Three Hubs Launch
Crowd Funding $1.2 MM
eNURSE Certification & FDA 510K Submission
Pilot Launch (IRB)
Series A Round ($3-6 MM)
FDA Review


eNURSE Florida Launch
Series B Round
Business Scale Up
Q1 2023
Q3 2023
Q4 2023
Q1 2024
Q3 2024

Forward-looking projections are not guaranteed. Contingent on funding.


itracHEALTH Key Staff
Cesar Garcia, CEO Founder
Former Chairman & CEO IRIS Intl. Senior executive positions at Bayer, Mindray & Cytometrics. Expertise in general management, product development and operations.
Tom Warekois, Commercial Ops
Former President Iris Diagnostics. Executive level positions with Siemens & Bayer. Tom has launched many first-in-class products globally.
Eric Chapoulaud, Lead Systems Engineering
BSCS & Applied Math, ENSIMAG, FR Expertise in image analysis, neural networks, software & systems engineering.
Roger Salgado, Mechanical Engineering
BSME FIU. Expertise in mechanisms, product packing, systems integration and testing.
Manuel Destouesse, Lead Software Engineering
MS Software Engineering Universite de Compiegne, FR. 15+ years developing health information systems, mobile apps and middleware.
Roberto DeJesus, Lead UI/ UX Design
BFA/ MS Design Management, Savannah College of Arts and Design. Expertise in industrial design, graphic design & art direction.
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itracHEALTH

A management team with a track record of successful healthcare product launches, excellent commercial execution and vast regulatory experience dealing with FDA, ISO/ CE and other regulatory agencies. The commercial team has a deep understanding of "solutions selling" to healthcare institutions.


itracHEALTH Advisory Board
Prof. Elizabeth Zelinski, PhD
Polusky Chair in Education and Aging, Professor of Gerontology and Psychology at the USC Davis School of Gerontology - Director USC Center for Digital Aging. Psychologist specialized in gerontechnology, neuroscience and cognition. Focused research in cognition, memory and language comprehension in older adults.
Andrea Gallagher, CSA
President of Senior Concerns, a non-profit organization dedicated to serving frail and special-need seniors. Certified Senior Advisor. Expertise on senior care and home-based services, assistance to healthcare professionals and families through programs aimed to keep seniors active and in their homes for as long as possible.
Dr. Amiel Levin, MD
Fellow in Geriatric Medicine with over 20 years of experience, affiliated with Mount Sinai Medical Center, Miami FL. Certifications in Geriatric Medicine and Internal Medicine -Boston Univ. / Rush Univ./ Cornell School of Medicine. Dr. Levin's is interested in tele-medicine and mobile health solutions as a way to improve the healthcare delivery system. He has also studied the effects of bio-psychological and spiritual influences in chronic illness.
Dr. Larry Shusterman, DO
Internist, geriatrician, pharmacist and inventor with over 30 years practicing medicine in the Greater Philadelphia area. Des Moines University College of Osteopathic Medicine and Health Sciences and BS Pharmacy Temple Univ. Over 20 years of experience in clinical research studying the central nervous system and cognitive impairment. Expert in med management, assisted living and home healthcare services.
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itracHEALTH

Our advisory board is composed by a seasoned team of gerontologists, senior care experts and practicing geriatricians supplemented by a team of pharmacists, psychologists and user-experience experts with decades of experience in chronic care at home.




Thank You.
Happier and Healthier at Home!